UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                               Form 20-F  X  Form 40-F
                                         ---          ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No  X
                                      ---       ---

                                    LANCHILE



                                  Material Fact


Mr. Alejandro Ferreiro Y.
Superintendent de Valores and Securities

Present




To Whom It May Concern:

As established in the 9th Article, second Item of the 10th article of Law No. 18.045, and having been empowered to this effect, I report as a Material Fact that on April 7, 2004 we have been notified of the resignation of Director of the Company by Mr. Pablo Pinera Echenique.







Very Truly Yours,



Alejandro De La Fuente
Vice-President of Finance
Lan Chile S.A.




Cc: Stock Exchange of Santiago
Stock Exchange of Valparaiso
Electronic Stock Exchange

Santiago, Monday, April 5, 2004,


Mr. Jorge Awad
President of Lan Chile

Present



Dear Mr. President:

The purpose of this letter is to present my resignation as Director of Lan Chile. On April 12, 2004, I begin the post of General Director of Finance of the Ministry of Public Works, and this position is incompatible with being a Director of Lan Chile.

I would like to thank you and all the directors for the warm reception I received during my time in said position.


Very Truly Yours,


Pablo Pinera Echenique.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 12, 2004



                                  Lan Chile S.A.

                                  /s/ Alejandro de la Fuente Goic
                                  -------------------------------
                                  By: Alejandro de la Fuente Goic
                                      Chief Financial Officer